Exhibit 14.1.1

To All Employees:

The nature and scope of the Company's operations place a significant trust in individual employees. Since its founding, the Company has always operated with the highest ethical standards. The Company rewards the contribution of its employees by providing challenging employment, pleasant working facilities, and a commitment to long term job security.

The importance of ethical conduct to the success of the Company is further emphasized in our policies and procedures, which commits the Company and all its employees to operate with the highest moral, ethical, and legal standards. These guidelines apply in principle to all areas of the Company's business, both domestic and international. Specific guidelines based on these principles may be required for certain international operations.

As an employee of the Company, you are expected to study the Business Conduct Guidelines, and to pledge your personal commitment and compliance. You will be asked to certify your compliance with the program. All employees have an obligation to maintain exemplary business conduct.

I am confident that Company employees will abide by the ethical standards that are vital to the continued success of the Company and its employees. All of us are on a team. We must be able to depend on our teammates to support these standards for the mutual benefit of all of us.

Julian Ross
Chairman, President and CEO

> Introduction

> Be honest and fair in all business dealings

> Avoid conflicts of interest in any form

> Make sure that all entries in the books and records of the Company are complete and accurate

> Complete, accurate and timely disclosure

> Government contracting guidelines

> Use of Company funds or resources, directly or indirectly, for political purposes is prohibited

> Do not use the Company name, assets, or information improperly or for personal gain

> Insider trading

> No promoting, using, or selling of illegal drugs

> Exercise good judgment in the use of alcohol

> Appropriate workplace behavior

> International business conduct guidelines

Introduction

The Business Conduct Guidelines set forth the Company's expectations of legally and ethically correct conduct required of all employees, officers and members of the Company's Board of Directors (collectively “employees”) in a variety of identified business situations.

The Business Conduct Guidelines do not and cannot cover every situation in which you will be faced with ethical questions. Questions will arise concerning interpretation, intent, and application. All such questions should be discussed with your supervisor, who will consult with higher authority, whenever appropriate.

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The term “Company” in this publication includes subsidiaries and the business units within and outside the U.S., except where noted.

In performing their duties for the Company, all employees must comply with all applicable laws, rules, and regulations and must avoid situations that could result in the appearance of wrongdoing or impropriety under these guidelines. Employees are encouraged to talk to supervisors or senior management about observed or suspected illegal or unethical behavior and, when in doubt, about the best course of action in a particular situation.

Unless authorized by the employee or required by law, the identity of the employee reporting a violation, a concern, or a complaint will not be disclosed. The Company will not allow retaliation of any kind for reports made in good faith. If you have any questions or concerns regarding potential violations of applicable laws, rules, and regulations or of these guidelines, you should immediately contact senior management, the Chief Executive Officer, or the Company’s Board of Directors.

If you believe that your immediate supervisor may be engaging in objectionable conduct, you should report your concerns through senior management, the Chief Executive Officer, or a member of the Board of Directors.

If any employee of the Company has concerns or complaints regarding questionable accounting or auditing matters of the Company, then he or she is encouraged to submit those concerns or complaints (anonymously, confidentially or otherwise) to the Board of Directors by mail at the following address:

Board of Directors
OxySure Systems, Inc.
10880 John W. Elliott Drive #600
Frisco, Texas 75033

All complaints regarding questionable accounting or auditing matters will be investigated by the Board of Directors.

Business Conduct Guideline 1:

>  Be honest and fair in all business dealings

As a Company employee you are expected to be honest and fair in dealings with fellow employees, the Company, suppliers, customers, competitors, and other members of the business community. At some time or another, you may have the opportunity to profit, at the expense of the Company, fellow employees or others, by dishonesty. No employee should take unfair advantage of anyone through manipulation, concealment, abuse of confidential information, misrepresentation of material facts, or any other intentional unfair-dealing practice. Such behavior could take the form of filing a false expense statement; accepting a bribe or kickback from a supplier; copying computer software; lying to a supervisor or customer concerning business facts; taking merchandise, supplies, or money; or other similar misdeeds. See Additional Guidance on Code of Ethics.

The Company would like to see each of you enjoy a long-term, productive employment relationship with it, but will not hesitate to discipline, discharge and/or prosecute in court, as appropriate, anyone who knowingly violates the rule of basic honesty and fairness, even if not covered specifically by the Business Conduct Guidelines.

Business Conduct Guideline 2:

>  Avoid conflicts of interest in any form

General guidelines regarding conflicts of interest:

A conflict of interest is divided loyalty between the interests of the Company and the personal interests of the employee. A conflict situation can arise when an employee takes actions or has interests that may make it difficult to perform his or her work for the Company objectively and effectively. Conflicts of interest can also arise when an employee, or a member of the employee's family, receives improper personal benefits as a result of a Company position whether received from the Company or a third party. You must act honestly and ethically and not allow personal considerations or relationships, either actual or potential, to influence you in any way when representing the Company in dealings with other persons or organizations.

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Each of you has the obligation to avoid not only situations that give rise to a conflict of interest, but also those situations that create the appearance of a conflict of interest.

You may encounter potential conflicts of interest in a variety of situations. Some of the more likely areas are:

1.	Relationships with customers or suppliers, especially relating to entertainment situations or gifts.

2.	Financial or other dealings, including loans or guarantees, with outside organizations that do business with our Company.

3.
Outside employment with any competitor, customer, or supplier of the Company, or any other outside employment arrangements that could jeopardize your independence or adversely affect your interests or productivity.

4.	Transactions not in the ordinary course of business involving a member of the Company's Board of Directors that have not been appropriately approved by the Board and disclosed to the public.

You should reexamine your investments, relationships, and activities periodically to avoid becoming involved in a conflict of interest. If you are in doubt concerning the propriety of any activity, you are obliged to review the situation with your supervisor. You are required to tell us immediately about any conflicts of interest or potential conflicts of interest between your personal and your business relationships.

The Company reserves the right to determine whether certain activities constitute a conflict of interest. If, after such determination and appropriate discussion, you persist in engaging in such activities, discharge may result.

Outside relationships, activities, employment, and directorships:

All employees share a responsibility for the Company’s good public relations, especially at the community level.  Their readiness to help with religious, charitable, educational, and civic activities brings credit to the Company and is encouraged.  However, employees must avoid acquiring any business interest or participating in any other activity outside the Company that would, or would appear to either create an excessive demand upon their time and attention, thus depriving the Company of their best efforts on the job or create a conflict of interest - an obligation, interest, or distraction - that may interfere with the independent exercise of judgment in the Company’s best interest.

In general, it is a conflict of interest for an employee or officer to have a significant interest, financial or otherwise, with a supplier, vendor, competitor or customer.  Direct or indirect business connections with our customers or competitors should be avoided, except as required on behalf of the Company or pre-authorized in writing by the Company.

Employees have a right to privacy outside the work environment; however employees should be cautious of behaving in any manner that could jeopardize the public’s trust in the Company, particularly if the employee is wearing a badge, clothing, or accessories with the Company’s logo.

Business Conduct Guideline 3:

> Make sure that all entries in the books and records of the Company are complete and accurate

All entries made in the Company's books, records, and accounts must properly and fairly reflect the transactions being recorded, to the best knowledge, information, and belief of the employees making the entries.

All employees create and use company records, both on paper and electronically, e.g., transactions with customers and suppliers, employee data, pricing and payment of third party service providers. When you create Company records you are required to do so correctly, and honestly. Our policy expressly forbids the improper handling of our funds and assets. All funds and assets of the Company must be disclosed and recorded properly; no undisclosed or unrecorded fund or asset of the Company is to be established for any purpose.

If you have concerns or complaints regarding questionable accounting or auditing matters of the Company, you are encouraged to submit those concerns and complaints to the Board of Directors.

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Business Conduct Guideline 4:

>  Complete, accurate and timely disclosure

The Company's filings with the Securities and Exchange Commission must be full, fair, accurate, timely, and understandable. Depending on their position with the Company, employees may be called upon to provide necessary information to assure that the Company's securities filings and other public communications meet these standards. The Company expects employees to take this responsibility very seriously and to promptly provide current, accurate and complete answers to inquiries related to the Company's public disclosure requirements.

Business Conduct Guideline 5:

>  Government contracting guidelines

The Company values its federal, state and local government customers. Doing business with the government is a public trust and involves a variety of procurement and ethics laws and regulations.

The Company will conduct business with its government customers in strict compliance with these rules and in a manner that avoids even the appearance of any conflict of interest. You are expected to know and follow the procurement and ethics laws and regulations as they may impact the Company's customers, both government and commercial. Any questions or concerns should be raised with the Company’s Chief Executive Officer.

Business Conduct Guideline 6:

>  Use of Company funds or resources, directly or indirectly, for political purposes is prohibited

Personal Political Activities

In support of the democratic process, we encourage you to participate in political activities, provided that such activities are kept separate from your work. If you are engaged in political activity of any kind, you must be careful not to use the Company name or resources, and ensure that such activities do not adversely affect any business relationships. In addition, you should exercise discretion in discussing political subjects with business contacts. If you have any questions about your participation in political activities, you are obliged to discuss the situation with senior management or the Company’s Chief Executive Officer.

Prohibition Against Company Political Contributions

Company funds or assets shall not be used for making political contributions of any kind, whether in the United States or in a foreign country. This prohibition covers not only direct contributions, but indirect support of candidates or political parties; e.g., the purchase of tickets for special dinners or other fund-raising events, the loan of employees to political parties or committees, and the furnishing of transportation or duplicating services. In exceptional situations, based on the Company's need and only with the prior approval of the Chief Executive Officer, political activity may be permitted relative to matters that are:

1.	Clearly lawful, and

2.	Determined to be closely related to the interests of the Company, its employees, or its shareholders.

Business Conduct Guideline 7:

>  Do not use the Company name, assets, or information improperly or for personal gain

Corporate Opportunities

Employees owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises. Employees are prohibited from taking for themselves opportunities that are discovered through the use of corporate property, information, or position without the consent of the Board of Directors. No employee may use corporate property, information, or position for personal gain and no employee shall compete with the Company directly or indirectly.

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General

The Company name, assets, and information belong to the Company and not to individual employees, regardless of position in the Company.

Use of Company Name

Employees may not use the Company name in connection with personal activities, except as part of biographical summaries of work experience. If you intend to speak to the media, participate in meetings or publish materials where your involvement is primarily that of a Company representative so that you are perceived as acting on behalf of the Company or as expressing Company views, advance approval of the Chief Executive Officer is required. In addition, the actual content of any speech, presentation material, paper, or article to be published must be reviewed by the Chief Executive Officer, prior to presentation or publication.

Social Media

Employees are expected to exercise good judgment in general as it relates to your use of social media outlets (e.g. Facebook, Twitter, YouTube, blogs, etc.).  All existing Company policies apply to an employee’s use of social media just as they do in the workplace.  An employee’s online communications should adhere to the following standards:

1. Clearly indicate you are speaking for yourself and not on behalf of the Company.  Where appropriate, add the disclaimer “the views expressed here are my own and do not necessarily reflect the views of my employer” to your profile.

2. Where communications are inconsistent with Company values or would reflect negatively on the Company brand, remove any identifiers such as work e-mail addresses that identify you as an employee of the Company.

3. Use your personal e-mail address for all personal communications.

4. During work hours and while performing work duties, refrain from excessive use of social networking sites, the internet, and other non-work related activities.

Only those designated by the Company to speak on behalf of the Company in social media outlets as part of their jobs may do so.  All other employees must remember to never share specific business performance information, information on business initiatives or other confidential data, or comment on anything that may be discussed about the brand in the press via social media or any other media outlet.  This policy is not intended to interfere with an employee’s rights under the National Labor Relations Act.

Use of Company Assets

Employees must regard the protection of Company assets (both physical and intangible) and services as a vital responsibility. Company assets include Company manuals, samples, forms, plans, customer lists, information and files, goodwill, databases, software, hardware, and all other data, documents, writings, copies, and information in any format used or relied upon in your employment. These materials and property are proprietary to the Company and must be protected and used appropriately.

Theft, carelessness, loss, and waste have a direct impact on the Company's profitability.

All Company assets should be used for legitimate business purposes. They must not be used for personal benefit or any other improper purpose. They must not be sold, lent, given away, or otherwise disposed of, regardless of condition or value, except with proper authorization. They must be returned upon request or upon termination of employment. Personal use of Company equipment and systems must be reasonable.

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While employed at the Company and for a year thereafter, employees shall not employ or attempt to employ any current Company employee about whom they had knowledge during their employment.

Confidentiality and Use of Company Information

Employees shall maintain the confidentiality of information entrusted to them by the Company or by its customers, except when disclosure is authorized or legally mandated. Employees understand and agree that the Company will provide unique and specialized training and confidential information concerning the Company's services, processes, techniques, and equipment, which were developed at considerable effort and expense to the Company and for the Company's sole and exclusive use, and which if used by our competitors would give them an unfair business advantage.  Confidential information includes all non-public information that, if disclosed, might be of use to competitors, or harmful to the Company or its customers. In today's technology environment, information is a vital competitive advantage, which must be protected. This confidential and proprietary information includes, for example, pricing, Company manuals, customer and sales data (including the identity of the Company's customers, former customers and customer prospects), employee records, the special needs of the Company's customers and former customers, supplier information, confidential market information, pricing information and analyses, business projections, financial statements and information, special procedures and services of the Company and techniques, formulae and design plans, Company and employee manuals, contracts and fee arrangements, correspondence with customers and prospective customers, marketing strategies, reference materials, technical information, drawings, manufacturing processes, activity reports, other training and materials, and Intranet and Internet-related sites. Loss or improper disclosure of such information could do harm to the business and have a material effect on the Company's financial well being.

The loss or improper disclosure of confidential and proprietary information by one of us could affect all of us. Therefore, you are required to take reasonable precautions to protect the Company information you have been entrusted with. This includes not disclosing Company information on Internet chat rooms.

The Company has established a set of controls to help guide you to protect Company information and to help prevent unauthorized distribution of this information. Documents containing classified information are identified as: Company Limited, Company Confidential, Personal, Proprietary, Proprietary & Confidential, or Privileged. You are required to use appropriate security measures to protect all Company information in any form.

Physical security and right to search

The Company endeavors to provide a secure business environment for the protection of our employees, products, valuable materials, equipment and proprietary systems and information.  Materials, equipment and systems incorporated into the design of facilities and grounds will ensure adequate security in these areas.  Security is the responsibility of all employees.  Any breach of security should be reported immediately to your supervisor, the Chief Executive Officer or a member of the Board of Directors.

Accordingly, the Company does not allow the unauthorized removal of the Company’s assets or physical property from our premises, or sharing of our intellectual property in an unauthorized manner.  To ensure proper protection of our employees and assets, the Company regulates the possession and movement of assets, subject to the limitations imposed by local and other applicable laws.

The Company reserves the right to conduct searches on its premises in order to provide a secure business environment.  Employees should have no reasonable expectation of privacy while on the Company premises, in their workspace, and in their work tools.  Areas subject to search include an employee’s workspace, desk, computer, file cabinet, locker or similar places where employees may place personal possessions, whether or not such places are locked.  Such inspections or searches may also include, but are not limited to, computer files, CDs, DVDs, flash drives, voice mail, texts, hard drives, e-mail or other electronic mail; an employee’s vehicle when on the Company’s property; or items of personal property while on the Company’s property.

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Business Conduct Guideline 8:

> Insider trading

The federal securities laws make it illegal to trade or “tip” others to trade in Company stock or the stock of other companies if you have “material” non-public information from or about either OxySure or the other companies. This prohibition applies whether or not you are relying on the “inside” information. Insider trading is both unethical and illegal, and will be dealt with decisively.

A specific area of concern relates to non-public information about the Company, positive or negative, that could have an effect on the market price of the Company's stock. Examples are a pending acquisition, the expectation of substantially higher or lower earnings, a stock split, a major new product line, or a major new customer. As a matter of law, you are prohibited from buying or selling Company securities based on inside information.

You are similarly prohibited from buying or selling securities of other companies on the basis of confidential information acquired by reason of your relationship with the Company. Obvious situations include publicly held acquisition candidates, and publicly held candidates to become important suppliers of goods or services to the Company.

The same prohibitions apply to anyone to whom the inside information or other confidential information is communicated; e.g., a family member, business associate, friend, or neighbor. Violating any of these prohibitions is cause for dismissal and could result in criminal prosecution as well. In this connection, you also may not, other than pursuant to a Company-approved trading program under SEC Rule 10b5-1, buy or sell Company securities prior to the 3rd business day after such information is released to the public. If you have any questions concerning your obligations in this regard, you should contact your supervisor, who will consult with the Corporate Secretary as appropriate.

Short sales of Company stock are inherently speculative. Company employees who engage in short sales of Company stock give the appearance of attempting to profit through inside information, even if no such attempt is involved. Accordingly, you are strictly prohibited from engaging in any short sales of Company stock.

Directors and certain officers are subject to additional requirements with respect to Company securities. Please see Additional Guidance.

Business Conduct Guideline 9:

>  No promoting, using, or selling of illegal drugs

Improper use of narcotics and other controlled substances, commonly referred to as illegal drugs, has become a significant problem to businesses, employees, and society in general. Their sale, use, and abuse, when connected to the conduct of business and the work environment, can threaten the safety, morale, and public image of the Company and its employees. Because of our strong concerns in this area, we have established the following policy regarding illegal drugs:

1.	No person will be hired who is known to be a promoter, user, or seller of illegal drugs.

2.
Possession or use of illegal drugs on Company premises or during working hours, including break or meal periods, or working under the influence of illegal drugs, is strictly prohibited. Violation of this policy is cause for immediate disciplinary action, up to and including termination of employment.

3.	Employees who are found to be sellers or involved in the sale, solicitation, or dealing of illegal drugs will be subject to immediate termination of employment from the Company.

Business Conduct Guideline 10:

>  Exercise good judgment in the use of alcohol

The Company discourages the use of alcoholic beverages during business hours, including lunch. The possession or use of alcoholic beverages on Company premises, except for authorized functions, is prohibited. Reporting to work or performing your job assignments under the influence of alcohol is cause for immediate disciplinary action, up to and including termination of employment.

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Business Conduct Guideline 11:

>  Appropriate workplace behavior

A pleasant place to work is important to the effectiveness of Company employees. The workplace must have an atmosphere free of discrimination, harassment, threats, and violence. Further, any behavior that results in creating hostile work environment for fellow employees is strictly prohibited.

Harassment

The Company strives to maintain a working environment free from ethnic, religious, racial, or sexual harassment. If any such inappropriate conduct occurs, whether in verbal, written, pictorial, or physical form, the affected employees should immediately notify their supervisor or senior management. All complaints of harassment will be promptly investigated, and treated with appropriate confidentiality.

Threats and Violence

The Company is committed to providing a workplace that is safe, secure, and free from threats of harm, intimidation, or violence. If you feel threatened or unsafe, or are aware of a potentially threatening or unsafe situation, you should notify your supervisor or senior management.

If you observe harassment or threatening behavior, you are to report it immediately. If supervisors or managers observe such behavior, they should take immediate action to stop the behavior, and then report it to senior management. Violation of this policy will result in disciplinary action, up to and including termination of employment.

Equal Opportunity Employment

It is OxySure policy to provide equal employment opportunities for all persons, regardless of race, creed, color, religion, sex, national origin, age, mental or physical disability, domestic partnership status, sexual orientation, gender identity, gender expression, veteran status, marital status or citizenship status, and to ensure that all employment practices such as recruiting, hiring, transfers, promotions, training, compensation, benefits, layoffs, and terminations are equally applied.

Business Conduct Guideline 12:

> International business conduct guidelines

Laws and customs vary throughout the world, but all employees must uphold the integrity of the Company in other nations as diligently as they do in the United States. Seemingly routine business transactions with customers, suppliers, partners and governments around the world can violate U.S. and foreign laws. These laws are numerous and complex. Employees conducting business in other countries must make certain that all their activities are in full conformity with OxySure's business ethics and all applicable laws, particularly in dealing with foreign governments and exporting products.

Foreign Corrupt Practices Act (FCPA) Compliance

In particular, employees are expected to deal ethically in all interactions with foreign governments and companies and to comply with the U.S. Foreign Corrupt Practices Act (FCPA). The FCPA generally makes it unlawful for a company, as well as its employees, agents or intermediaries, to pay bribes or give anything of value to a foreign official for the purposes of obtaining or retaining business. Failure to comply with the FCPA can result in criminal and civil penalties to companies and to individuals.

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International Trade and Export Controls

Each employee involved in international transactions must also follow the international trade and export controls laws.

The following are critical issues that employees need to be aware of in order to comply with Company policies and United States laws:

1.
Country Prohibitions – Exports to certain countries such as Cuba, Iran, Myanmar, North Korea, and Sudan are prohibited and sales to other countries are significantly limited. This country list changes periodically.

2.	Boycotts and Embargoes – There are strict prohibitions against participating in certain economic boycotts or embargoes.

3.	Denied Parties – Sales to certain individuals are prohibited.

4.	Restricted Goods – Exporting certain goods or technology without appropriate government approvals is restricted.

Failure to comply with international trade and export laws can result in the loss of export privileges, and subject the Company and individuals to civil and criminal penalties.

Implementation

Each Company employee will be asked to complete and return an annual Business Conduct Guidelines certification as a condition of employment.

You should read the guidelines carefully before you certify. Note that you are being asked to certify both that you personally are in full compliance with the Business Conduct Guidelines and that you are not aware of any clear violations by other Company employees. Any intentional violation of the Business Conduct Guidelines will result in disciplinary action, up to and including discharge and prosecution, as determined by the circumstances. The guidelines described in this document are not to be considered as creating terms and conditions of an employment contract, either express or implied. All employment at the Company, as it has always been, is “at-will” employment. In other words, employment of all individuals is for no fixed duration, and can be terminated by the employee or the Company at any time and for any reason with or without notice. No representative of the Company has the authority to make any contrary agreement unless written approval is obtained from the Chief Executive Officer or Board of Directors.

The Company may amend these guidelines at any time.

Waivers of Guidelines

Any waiver of these guidelines for executive officers or directors may be made only by the Company's Board of Directors or a Board committee authorized by it to grant waivers and any waiver will be promptly disclosed as required by law, Securities and Exchange Commission rules or stock exchange rules.

Consequences of Violations

In the event of violations of this Code or other Company policy, employees may be subject to disciplinary action, up to and including termination.

Rev. January 2013

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